Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands, except ratio computation)
(Loss) income from continuing operations before adjustment for noncontrolling interest	$(2,412)	$8,371	$7,171	$(29,418)	$(24,063)

Add back:
Fixed charges	37,274	31,918	28,618	29,867	33,928
Distributed income of equity investees	1,881	3,232	3,793	4,413	2,904

Deduct:
Equity in (earnings) loss of equity investees	(75)	4,759	(3,248)	(1,669)	221
Capitalized interest	(1,862)	(1,161)	(996)	(325)	(1,158)
Earnings as Defined	$34,806	$47,119	$35,338	$2,868	$11,832

Fixed Charges
Interest expense including amortization of deferred financing fees	$35,188	$30,522	$27,344	$29,240	$32,450
Capitalized interest	1,862	1,161	996	325	1,158
Interest portion of rent expense	224	235	278	302	320
Fixed Charges	$37,274	$31,918	$28,618	$29,867	$33,928
Preferred share dividends	7,250	7,250	7,250	5,244	—
Combined Fixed Charges and Preferred Dividends	$44,524	$39,168	$35,868	$35,111	$33,928

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	(a)	1.20	(b)	(c)	(d)

(a) Due to the loss from continuing operations, as restated for discontinued operations, for year ended December 31, 2014, the ratio coverage was less than 1:1. We would have needed to generate additional earnings from continuing operations of $9.7 million to achieve a coverage of 1:1 for 2014.
(b) Due to the reduced income from continuing operations, as restated for discontinued operations, for year ended December 31, 2012, the ratio coverage was less than 1:1. We would have needed to generate additional earnings from continuing operations of $0.5 million to achieve a coverage of 1:1 for 2012.
(c) Due to the loss from continuing operations, as restated for discontinued operations, for year ended December 31, 2011, the ratio coverage was less than 1:1. We would have needed to generate additional earnings from continuing operations of $32.2 million to achieve a coverage of 1:1 for 2011.
(d) Due to the loss from continuing operations, as restated for discontinued operations, for year ended December 31, 2010, the ratio coverage was less than 1:1. We would have needed to generate additional earnings from continuing operations of $22.1 million to achieve a coverage of 1:1 for 2010.